VALGOLD

# VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

February 3, 2004

04012618

SUPPL

**VIA FEDERAL EXPRESS**

RECEIVED FEB 4 2004

***United States Securities and Exchange Commission***

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

**VALGOLD RESOURCES LTD.**

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosures

**ValGold Resources Ltd.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

**News Release**

1. ValGold Successfully Drills on Gold Zones at Tower Mountain, Ontario - dated January 12, 2004

# VALGOLD RESOURCES LTD.

**Suite 1400 – 570 Granville Street**
**Vancouver, B.C. V6C 3P1**
**www.valgold.com**


January 12, 2004 Ticker Symbol: **VAL**-TSX Venture

## VALGOLD SUCCESSFULLY DRILLS ON GOLD ZONES AT TOWER MOUNTAIN, ONTARIO

**ValGold Resources Ltd ("ValGold")** is pleased to report that it has completed the second drill program for 2003 at its Tower Mountain project, located 40 kilometers west of Thunder Bay in the Matawin gold belt of northwestern Ontario. During November, a total of seven holes were drilled with a total core length of 1,499 meters ("m"). The program was successful with each hole achieving its intended target and six of the seven holes intersecting significant gold values.

In particular, drilling under and along strike from the U/V trenches has yielded high-grade intersections that indicate the potential for two sub-parallel gold zones within a mineralized corridor that is up to 150m wide and more than 500m long. The zones are near vertical in dip and strike northwesterly. In addition, within the mineralized corridor, wide low-grade areas were commonly intersected such as in DDH02-3, where a broad zone averaged 1.05 g/t Au over 73.5m of core. Throughout the gold corridor, the zones consist of weakly silicified mineralization with very narrow quartz-carbonate veinlets or stockworks that are accompanied by up to 10% disseminated pyrite. The most southerly zone, the U/V South, may be traced along strike for about 500m but is open in both directions. The second zone, the U/V North, is defined over a 200 m strike length, and is sub-parallel to and occurs about 50 m to the north east of the southern zone. A summary of mineralized core intersections is as follows:

**Summary of the significant drill intersections in the U/V South and the U/V North Zones**

| Hole # | From (m) | To (m) | Width (m) | Width (ft) | Au g/t | Au oz/t | Zone |
|---|---|---|---|---|---|---|---|
| **DDH02-2** (1) | 41.0 | 42.5 | 1.5 | 4.9 | 23.17 | 0.68 | U/V South |
| **DDH03-2** (1) | 78.5 | 86.0 | 7.5 | 24.6 | 5.44 | 0.16 | U/V South |
| | 125.0 | 126.5 | 1.5 | 4.9 | 3.17 | 0.09 | U/V North |
| **DDH03-3** (1) | 78.5 | 101.0 | 22.5 | 73.8 | 1.01 | 0.03 | U/V North |
| **DDH03-9** | 33.0 | 34.5 | 1.5 | 4.9 | 5.61 | 0.16 | U/V South |
| | 108.0 | 111.0 | 3.0 | 9.8 | 6.21 | 0.18 | U/V North |
| **DDH03-10** | 13.5 | 15.0 | 1.5 | 4.9 | 11.49 | 0.34 | U/V South |
| | 75.0 | 82.5 | 7.5 | 24.6 | 0.51 | 0.02 | U/V North |
| **DDH03-11** | 12.0 | 13.5 | 1.5 | 4.9 | 1.20 | 0.04 | U/V South |
| | 66.0 | 67.5 | 1.5 | 4.9 | 19.76 | 0.58 | U/V North |
| **DDH03-12** | 19.5 | 21.0 | 1.5 | 4.9 | 2.14 | 0.06 | U/V South |

Note (1) previously announced drilling

**Summary of Latest U/V Zones Drill Holes**

Holes DDH03-9 to 12 were drilled in the vicinity of the U/V showing to test for continuations to the gold zones discovered during the two previous drill campaigns. All holes were drilled with an azimuth of 30°, approximately perpendicular to the trend of the U/V mineralized corridor. All drill intersections grading greater than 0.5 grams per tonne gold (g/t Au) are reported in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps are available on the ValGold website: www.valgold.com.

**DDH03-9** was the most northerly hole drilled. It intersected mixed intermediate to felsic volcanic flows and porphyritic crystal-lithic tuff. Pyrite content of the rocks ranged between trace and 5%. Quartz-carbonate or quartz-tourmaline-pyrite veins were present throughout the hole. Several zones of anomalous gold grades were intersected (see table below) including 5.61 g/t Au from 33.0 to 34.50 m and 6.21 g/t Au over 3.0 m from 108.0 to 111.0 m. The shallower intersection is interpreted as the U/V South Zone and is on strike with the 11.49 g/t Au interval cut in the upper part of DDH03-10. The deeper intersection is assumed to represent the U/V North Zone.

**DDH03-10** was collared about 25 m directly west of the U/V surface showing and cut mixed intermediate to felsic flows and fragmental units. Weak to moderate hematite staining and quartz-carbonate veinlets are present throughout the hole. Pyrite content of the rocks varied from the trace to 1% with local sections containing as much as 5%. One high-grade zone, the U/V North, was intersected in the hole from 13.5 to 15.0m, which assayed 11.49 g/t Au. The rest of the hole, however, was moderately anomalous averaging between 250 to 300 ppb over 198.0 m with a wide low-grade area from 75.0m to 82.5m averaging 0.51 g/t Au possibly representing the South zone.

**DDH03-11** was drilled along the east side of the U/V stripped area and intersected reddish-black, intermediate to felsic flows and fragmental rocks with weak to moderate hematite alteration. Pyrite content ranged up to 5%. The highest-grade interval in the hole is considered to be the U/V South Zone and was intercepted from 66.0 to 67.5 m that assayed 19.76 g/t Au. Surrounding this zone was a much wider interval from 52.5 to 93.0 m (40.5 m) which averaged better than 0.5 g/t Au. This high-grade interval lines up well with the 23.17 g/t Au/1.5 m discovered near the top of DDH02-2 located about 120 m to the northwest.

**DDH03-12** was collared approximately 250 m to the southeast of DDH03-11. Lithologies in the hole included intermediate lapilli tuff, latite porphyry and intrusive breccia. In detail, the intrusive breccia consisted of a mixture of fragmental, brecciated and intrusive rocks with strong hematitic and chloritic alteration containing between trace and 5% pyrite. Chalcopyrite was evident from 110.0 to 117.0 m in quantities from trace to 2%. The South Zone was intersected grading 2.14 g/t Au across 1.5 m from 19.5 to 21.0 m.

**Diamond Drilling in 2004**

To follow up on the successes of the exploration to date, ValGold is planning to immediately recommence drilling at the Tower Mountain project. During the next stage of the program, up to an additional 2,500m of core drilling will be completed during the first quarter of 2004 and with up to seven in-fill holes on the U/V North and South Zones.

## Summary

ValGold's exploration in the Matawin gold belt to date has been centered on its Tower Mountain property and the adjoining Bateman Lake claims and recently optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 5,233 acres (2,118 ha). The project affords ValGold coverage of 8 km of the gold belt where more than 30 gold occurrences have now been discovered. In addition, new claim groups have been staked in both Horne and Lamport Townships, both of which are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units (2,525 ha or 6,240 acres), located 5 km west of the Tower Mountain property. In Lamport Township, ValGold has staked 69 units that total 1,104 ha (2,730 acres). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain.

In 2003, ValGold sold 1 million shares and 1 million warrants of its stake in Northern Orion Resources Inc (NNO-TSX) for an aggregate of $3.3 million on an original cost base of $2.0 million. The Company continues to hold 833,333 common shares and 50,000 warrants (exercisable @ $0.75) of Northern Orion worth an aggregate of $3.1 million. In all, the Company has cash and other marketable investments currently worth about $0.46 per share available for investing in its exploration and development projects in North America and China. In terms of flow through funds, the company has remaining approximately $600,000 that is to be invested in the first half of 2004 in the on-going exploration of the Tower Mountain gold project and the Hunter Gold Mine in the Timmins mining camp.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

**Stephen J. Wilkinson**
President & Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547

**Highlights of Tower Mountain Drill Programs**

| Drill Program | Holes Drilled | Total # of Meters | Best High Grade Zone | Best Low Grade Zone |
|---|---|---|---|---|
| Fall 2002 | DDH02-01-05 | 1042.0 | 23.17 g/t Au/1.5 m in DDH02-2 | 1.05 g/t Au/73.5 m in DDH02-3 |
| Spring 2003 | DDH03-01-05 | 1084.9 | 11.77 g/t Au/3.0 m in DDH03-2 | 1.01 g/t Au/22.5 m in DDH03-3 |
| Fall 2003 | DDH03-06-12 | 1499.0 | 19.76 g/t Au/1.5m in DDH03-11 | 0.5 g/t Au/58.5 m in DDH03-8 |
| **Total** | **17** | **3625.9** | | |

**List of the Tower Mountain Project significant drill intercepts where sample Intervals of 1.5m graded 0.5 g/t Au or greater for the Fall 2003 Program**

## Tower Mountain Fall 2003 Drill Program

### Drill Hole Assay Results Averaging ≥ 0.5 g/t Au

| Hole # | From (m) | To (m) | Width (m) | Width (ft) | Au g/t | Au oz/t |
|---|---|---|---|---|---|---|
| **DDH03-7** | 214.5 | 216.0 | 1.5 | 4.9 | 0.51 | 0.02 |
| **DDH03-8** | 6.0 | 13.5 | 7.5 | 24.6 | 0.60 | 0.02 |
| | 25.5 | 28.5 | 3.0 | 9.8 | 0.53 | 0.02 |
| | 37.5 | 40.5 | 3.0 | 9.8 | 0.80 | 0.02 |
| | 106.5 | 111.0 | 4.5 | 14.8 | 0.94 | 0.03 |
| | 118.5 | 177.0 | 58.5 | 191.9 | 0.50 | 0.02 |
| **DDH03-9** | **33.0** | **34.5** | **1.5** | **4.9** | **5.61** | **0.16** |
| | **108.0** | **111.0** | **3.0** | **9.8** | **6.21** | **0.18** |
| | 126.0 | 139.5 | 13.5 | 44.3 | 0.52 | 0.02 |
| | 151.5 | 153.0 | 1.5 | 4.9 | 0.51 | 0.02 |
| | **171.0** | **175.5** | **4.5** | **14.8** | **1.71** | **0.05** |
| | 187.5 | 189.0 | 1.5 | 4.9 | 0.68 | 0.02 |
| **DDH03-10** | **13.5** | **15.0** | **1.5** | **4.9** | **11.49** | **0.34** |
| | 15.0 | 16.5 | 1.5 | 4.9 | 0.54 | 0.02 |
| | 21.0 | 24.0 | 3.0 | 9.8 | 0.69 | 0.02 |
| | 28.5 | 30.0 | 1.5 | 4.9 | 0.53 | 0.02 |
| | 48.0 | 49.5 | 1.5 | 4.9 | 1.58 | 0.05 |
| | **75.0** | **82.5** | **7.5** | **24.6** | **0.51** | **0.02** |
| | 169.5 | 172.5 | 3.0 | 9.8 | 0.67 | 0.02 |
| | 184.5 | 187.5 | 3.0 | 9.8 | 0.57 | 0.02 |
| **DDH03-11** | **12.0** | **13.5** | **1.5** | **4.9** | **1.20** | **0.04** |
| | 52.5 | 66.0 | 13.5 | 44.3 | 0.58 | 0.02 |
| | **66.0** | **67.5** | **1.5** | **4.9** | **19.76** | **0.58** |
| | 67.5 | 93.0 | 25.5 | 83.7 | 0.54 | 0.02 |
| | 100.5 | 102.0 | 1.5 | 4.9 | 0.54 | 0.02 |
| | 127.5 | 129.0 | 1.5 | 4.9 | 0.73 | 0.02 |
| | 141.0 | 145.5 | 4.5 | 14.8 | 0.66 | 0.02 |
| | 183.0 | 184.5 | 1.5 | 4.9 | 0.62 | 0.02 |
| **DDH03-12** | **19.5** | **21.0** | **1.5** | **4.9** | **2.14** | **0.06** |
| | 85.5 | 97.5 | 12.0 | 39.4 | 0.62 | 0.02 |
| | 198.0 | 200.0 | 1.5 | 4.9 | 0.95 | 0.03 |